Exhibit 12b

IDACORP, INC.
Consolidated Financial Information
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

	Twelve Months Ended					Twelve Months
	December 31,					Ended
	(Thousands of Dollars)					June 30,

	1997	1998	1999	2000	2001	2002

Earnings, as defined:
Income before income taxes	$133,570	$133,806	$137,021	$210,701	$189,860	$107,631
Adjust for distributed income of equity
investees	(3,943)	(4,697)	(837)	(3,116)	(1,620)	(2,073)
Equity in loss of equity method
investments	-	458	435	186	296	241
Minority interest in losses of majority
owned subsidiaries	-	(125)	(37)	(1,468)	(612)	(348)
Fixed charges, as below	69,634	69,923	72,243	73,261	85,034	71,649
Total earnings, as defined	$199,261	$199,365	$208,825	$279,564	$272,958	$177,100

Fixed charges, as defined:
Interest charges	$60,761	$60,677	$62,975	$63,339	$75,305	$63,065
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	7,891	8,445	8,313	8,886	8,142	6,927
Rental interest factor	982	801	955	1,036	1,587	1,657
Total fixed charges	$69,634	$69,923	$72,243	$73,261	$85,034	$71,649

Preferred dividends requirements	-	-	-	-	-	-

Total combined fixed charges
and preferred dividends	$69,634	$69,923	$72,243	$73,261	$85,034	$71,649

Ratio of earnings to combined fixed	2.86x	2.85x	2.89x	3.82x	3.21x	2.47x
charges and preferred dividends